CM 3.22

[redacted]

04015601

S[illegible]S COMMISSION
Washington, D.C. 20549

PD 3/11

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pegasus Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 19th Street North
(No. and Street)

Arlington (City) VA (State) 22209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. Blassingame (703) 469-1109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

250 W.Pratt St. Suite 2100 (Address) Baltimore (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
MAR 0 1 2004
535

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Blassingame, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pegasus Capital Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Certificate of Acknowledgement
State of Virginia
The foregoing instrument was acknowledged before the 26th day of February 2004

[signature]
Signature

CHIEF FINANCIAL OFFICER AND TREASURER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

County/City of Arlington
Commonwealth/State of Virginia
The foregoing instrument was acknowledged before me this 26 day of February 2004, by John M. Blassingame
(name of person seeking acknowledgement)
[signature]
Notary Public
My commission expires: 8/31/2004

Pegasus Capital Corporation

Statement of Financial Condition
December 31, 2003

Pegasus Capital Corporation
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 W. Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors of
Pegasus Capital Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pegasus Capital Corporation (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 24, 2004

Pegasus Capital Corporation
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	461,667
Interest receivable from affiliate		75,825
Deferred tax asset, net of valuation allowance		12,862
NASD deposits		3,474
Total assets	$	553,828
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliate	$	53,469
Income taxes payable		40,845
Total liabilities		94,314
Stockholder's Equity		
Common stock, par value $0.10; authorized 2,000,000 shares; 322,500 shares issued and outstanding		32,250
Additional paid-in capital		120,029
Advance to FBR Group		(4,400,000)
Retained earnings		4,707,235
Total stockholder's equity		459,514
Total liabilities and stockholder's equity	$	553,828

The accompanying notes are an integral part of these financial statements.

1. Organization

Pegasus Capital Corporation ("Pegasus" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. Pegasus is a Delaware corporation engaged in the limited business of providing financial advisory services primarily involving the structuring of investment banking transactions.

Pegasus is a wholly owned subsidiary of FBR TRS Holdings, Inc. ("FBR TRS Holdings"), which is a wholly owned subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group"). Previously, Pegasus was a wholly owned subsidiary of FBR Asset Investment Corporation ("FBR Asset"). FBR Asset merged with FBR Group on March 31, 2003. This merger was accounted for as a purchase of FBR Asset by FBR Group using the purchase method of accounting.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Pegasus is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time FBR Group and other affiliates may record expenses and other costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated corporation.

During the period January 2003 to July 2003, FBR & Co. provided various administrative services on behalf of the Company pursuant to an administrative services agreement. As of December 31, 2003, amounts due to FBR & Co. related to administrative services totaled $53,469.

In August 2003, the Company entered into a loan agreement with FBR Group pursuant to which the Company loaned $4,400,000. The loan is unsecured and bears interest at the Bear Stearns broker call rate plus 2%. The rate as of December 31, 2003 was 4.25%, and the amount of interest income recorded as of December 31, 2003 was $75,825.

4. Income Taxes

The Company files consolidated federal and state tax returns with FBR TRS Holdings, Inc. and its consolidated subsidiaries. Pursuant to the FBR TRS Holdings written tax sharing agreement, the Company determines its income tax expense or benefit on a separate company basis and the tax sharing agreement further provides that any tax benefits or expenses are ultimately receivable from or payable to FBR TRS Holdings. In accordance with the tax sharing agreement, FBR TRS Holdings will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized in the consolidated return.

Deferred income taxes consist of net operating loss carryforwards. The Internal Revenue Code ("IRC") limits the use of net operating loss carryforwards when a change in ownership occurs. Following the acquisition of Pegasus by FBR Asset, and subject to IRC limitations, the Company had net operating loss carryforwards of $78,411 available to offset future federal taxable income. The net operating loss carryforwards begin to expire in 2006.

At December 31, 2003, the gross deferred tax asset was $25,142 with a valuation allowance of $12,280. Accordingly, the net deferred tax asset is $12,862 at December 31, 2003.